EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

May 13, 2025

AVINO ACHIEVES ANOTHER QUARTER OF RECORD FINANCIAL PERFORMANCE FOR Q1 2025

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6) a long-standing silver producer in Mexico, announces its audited consolidated financial results for the first quarter of 2025. All amounts are in U.S. dollars unless stated otherwise.

“Avino started off 2025 the same way we ended 2024, achieving another quarter of record financial results and strong operational execution,” said David Wolfin, President and CEO. “The Company posted record earnings and continues to demonstrate strength across key financial metrics, as our operating margins further strengthened our debt-free balance sheet with record highs in working capital. Our operating costs decreased for another consecutive quarter and further increased margins, where we delivered record quarterly earnings. Looking forward to growth, I am thrilled with the development progress at La Preciosa, as we continue to work towards being a multi-asset producer. I would like to thank our operations team for continuing to deliver positive cost improvements, your dedication to the entire operation does not go unnoticed. With strong operational performance, a healthy cash position, and record working capital of over $31 million, Avino is well-positioned to capitalize on positive market trends in the precious metals sector. We remain disciplined and committed to our organic growth strategy. Backed by our financial strength, management is actively exploring opportunities to accelerate our expansion plans. We are focused and on track to deliver sustainable growth and long-term value for all stakeholders and shareholders.

First Quarter 2025 Financial Highlights (compared to Q1 2024)

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Record Quarterly Net Income: Net income after taxes was $5.6 million, or $0.04 per share, a meaningful increase from $0.6 million, or $0.00 per share. Net income was also 10% higher than the $5.1 million realized in Q4 2024.

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Robust Revenues: Avino realized revenues of $18.8 revenue, representing a 52% increase from Q1 2024, primarily as a result of increased metal prices and consistent production. At the end of the quarter, there was $5.6 million in concentrate sales receivable, that was settled subsequent to quarter end.

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Record Quarterly Gross Profit: Gross profit, or mine operating income, was $10.6 million and represented an increase of 352%. The significant improvement was a result of meaningful unit cost reductions and currency movements between the US dollar and Mexican Peso and builds off the $10.5 million generated in Q4 2024.

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Strong EBITDA and Adjusted Earnings: The Company realized earnings before interest, taxes, depreciation and amortization, or EBITDA, of $9.7 million, up 466% and 7%, from Q1 2024 and Q4 2024, respectively. Adjusted earnings[3] was $9.8 million, or $0.07 per share, an increase of 374% from Q1 2024 and a decrease of 2% from Q4 2024.

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Improved Costs per Ounce Metrics: Cash costs per silver equivalent payable ounce sold[1,2,3] was $12.62, and all-in sustaining cash costs per silver equivalent payable ounce sold[1,2,3] was $20.08, a reduction of 15% and 1%, respectively.

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Increased Working Capital from Cash Flow Prior to Working Capital Movements: The Company’s balance sheet continued to strengthen with working capital[1] increasing to $31.3 million, up $6.1 million, or 24% from $25.2 million at the end of 2024, as a result of another quarter of cash generation. Cash provided by operating activities of $0.8 million was impacted by working capital movements, with $6.6 million in working capital movements, primarily in increases to amounts receivable from sales, concentrate and stockpile inventory, as well as income tax payments in Mexico during the quarter. Prior to working capital movements, cash generated from operating activities was $7.4 million, or $0.05 per share.

Avino Silver & Gold Mines Ltd. – March 11, 2025

AVINO ACHIEVES ANOTHER QUARTER OF RECORD FINANCIAL PERFORMANCE FOR Q1 2025

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	First Quarter 2025	First Quarter 2024	Change	First Quarter 2025	Fourth Quarter 2024	Change
Financial Operating Performance
Revenues	$18,836	$12,393	52%	$18,836	$24,382	-23%
Mine operating income	$10,562	$2,339	352%	$10,562	$10,456	1%
Net income	$5,617	$599	838%	$5,617	$5,092	10%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$9,694	$1,713	466%	$9,694	$9,099	7%
Adjusted earnings[1]	$9,751	$2,057	374%	$9,751	$9,950	-2%
Cash provided by operating activities	$758	$2,347	-68%	$758	$15,551	-95%
Mine operating cash flow before taxes[1]	$11,397	$3,160	261%	$11,397	$11,878	-4%
Per Share Amounts
Earnings per share – basic	$0.04	$0.00	100%	$0.04	$0.04	0%
Earnings per share – diluted	$0.04	$0.00	100%	$0.04	$0.03	33%
Adjusted earnings per share[1]	$0.07	$0.02	250%	$0.07	$0.07	0%

HIGHLIGHTS (Expressed in 000’s of US$)	March 31, 2025	March 31, 2024	Change	March 31, 2025	December 31, 2024	Change
Liquidity & Working Capital
Cash	$26,627	$3,474	666%	$26,627	$27,317	-3%
Working capital[1]	$31,339	$9,785	220%	$31,339	$25,235	24%

Operating Highlights and Overview

HIGHLIGHTS (Expressed in US$, unless otherwise noted)	First Quarter 2025	First Quarter 2024	Change	First Quarter 2025	Fourth Quarter 2024	Change
Operating
Tonnes Milled	167,853	169,575	-1%	167,853	181,733	-8%
Silver Ounces Produced	265,681	250,642	6%	265,681	283,794	-6%
Gold Ounces Produced	2,225	1,778	25%	2,225	2,560	-13%
Copper Pounds Produced	1,604,343	1,347,110	19%	1,604,343	1,773,694	-10%
Silver Equivalent Ounces[1] Produced	678,458	629,302	8%	678,458	735,557	-8%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	567,811	610,877	-7%	567,811	889,294	-36%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$12.62	$14.89	-15%	$12.62	$13.88	-9%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$20.08	$20.23	-1%	$20.08	$18.62	8%

1st Quarter Operating Highlights (Compared to Q1 2024)

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Silver Equivalent Production Increased 8%: Avino produced 678,458 silver equivalent ounces in Q1 2025, representing an 8% increase from Q1 of 2024. The increase was driven by improved grades in all three metals (silver, gold and copper) and offset by slightly lower mill throughput. All three metals saw increased production compared to Q1 of 2024.

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Gold Production Increased 25%: Q1 2025 production of 2,225 gold ounces represented a 25% increase compared to Q1 2024. Improved feed grade of 17% accounted for the majority of the increase, alongside significant improvements in recoveries to 75% from 70% in Q1 of 2024.

Avino Silver & Gold Mines Ltd. – March 11, 2025

AVINO ACHIEVES ANOTHER QUARTER OF RECORD FINANCIAL PERFORMANCE FOR Q1 2025

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Copper Production Increased 19%: Avino produced 1.6 million pounds of copper in Q1 2025, a 19% increase compared to Q1 2024. The increase was driven by improved copper feed grade of 17%, as well as an increase in recoveries to 87% from 84% in Q1 of 2024.

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Silver Production Increased 6%: Silver production for Q1 2025 was 265,681 ounces, representing a 6% increase compared to Q1 2024, with feed grade increases of 10% driving the improvement overall. The increase was offset by a slight decrease in silver recoveries.

•	Jaw Crusher Upgrades Completed: In Q1 2025, replacement of the main jaw crusher was completed with limited down time.

La Preciosa Update

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Significant progress continues at La Preciosa mine. Blasting and construction of the relatively short 360 metre decline is underway, and equipment mobilization has been swift, allowing development to advance on plan. The new jumbo drill is working on the San Fernando haulage ramp as it progresses toward intercepting the Gloria and Abundancia veins. Recent photos showcasing the work at La Preciosa are available on the Avino website — click here to view them.

•	As previously announced on January 15, 2025, Avino started underground development work at La Preciosa after receiving all required permits for mining operations.

2025 Capital Expenditures

Capital expenditures, including lease and loan payments on equipment, in Q1 2025 were $2.3 million, compared to $2.5 million in 2024, on track for our capital expenditure guidance previously disclosed in our 2025 outlook news release.

ESG Initiatives

Avino follows the ESG Standards and the United Nations Sustainable Development goals. There are 17 Sustainable Development Goals (SDGs), which were developed as a call to action by all countries developed and developing in a global partnership.

We have two dedicated Corporate Social Responsibility (CSR) teams—one at each of our mine sites—ensuring that community engagement and social initiatives are tailored to the unique needs of each region. This localized approach allows each team to build strong relationships with local stakeholders, respond to community priorities in a timely and meaningful way, and implement programs that generate lasting social value.

Mexican nationals account for 100% of our mine work force. Currently, we have approximately 483 direct jobs which includes the workers at the mine site and in our Durango offices. This translates to approximately 3 times the number of indirect jobs for services, consultants and suppliers in the surrounding communities and the Durango area.

Avino Silver & Gold Mines Ltd. – March 11, 2025

AVINO ACHIEVES ANOTHER QUARTER OF RECORD FINANCIAL PERFORMANCE FOR Q1 2025

The earnings should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) for the corresponding period, which can be viewed on the Company’s website at www.avino.com, or on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Qualified Person

Peter Latta, P. Eng, MBA, VP Technical Services, Avino, who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

Non-IFRS Accounting Standards Measures

The financial results in this news release include references to non-IFRS Accounting Standards measures. These measures are used by the Company to manage and evaluate the operating performance of the Company’s mining operations and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-IFRS Accounting Standards Measures” section of the Company’s MD&A dated May 13, 2025 for the three months ended March 31, 2025, which is incorporated by reference within this news release and available on SEDAR+ at www.sedarplus.ca.

Conference Call and Webcast

The Company’s unaudited condensed consolidated interim financial statements for the First Quarter 2025, will be released after the market closes on Tuesday, May 13, 2025.

A conference call to discuss the Company’s Q1 2025 operational and financial results will be held on Wednesday, May 14, 2025, at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call or follow the webcast, please see the details below.

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino’s Q1 2025 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

Toll Free: 888-506-0062

International: +1 973-528-0011

Participant Access Code: 480429

Participants will be greeted by an operator and asked for the access code. If a caller does not have the code, they can reference the company name. Participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s website later that day.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Avino currently controls mineral resources, as per NI 43-101, with a total mineral content of 371 million silver equivalent ounces, within our district-scale land package. Early in 2024, the pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry stack tailings facility for more than one year now with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X (formerly Twitter) at @Avino ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

Avino Silver & Gold Mines Ltd. – March 11, 2025

AVINO ACHIEVES ANOTHER QUARTER OF RECORD FINANCIAL PERFORMANCE FOR Q1 2025

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of October 16, 2023 as well as the Pre-feasibility Study dated January 16, 2024 and references to Measured, Indicated Resources, and Proven and Probable Mineral Reserves referred to in this press release. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered and recovery rates; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of the full Technical Report, including a Preliminary Economic Assessment, and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All reserve and resource estimates reported by Avino were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Issuer reports are or will be economically or legally mineable. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1. In Q1 2025, AgEq was calculated using metal prices of $31.67 per oz Ag, $2,866 per oz Au and $4.17 per lb Cu. In Q4 2024, AgEq was calculated using metals prices of $31.34 oz Ag, $2,662 oz Au and $4.17 lb Cu. In Q1 2024, AgEq was calculated using metal prices of $23.36 per oz Ag, $2,072 per oz Au and $3.83 per lb Cu. Calculated figures may not add up due to rounding.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. Non-IFRS Accounting Standard measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Accounting Standards Measures section of the Company’s Management’s Discussion & Analysis for further information and detailed reconciliations.